EXHIBIT 12
GOODRICH CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(In millions, except for ratios)

	SIX MONTHS ENDED	YEAR ENDED DECEMBER 31
	JUNE 30, 2010	2009	2008	2007	2006	2005
COMPUTATION OF EARNINGS:
Income from continuing operations before income taxes	$418.8	$784.1	$984.6	$737.4	$470.5	$368.3

Add back:
Interest expense, net of capitalized interest	66.5	119.9	111.3	123.6	124.3	128.6
Amortization of debt issuance costs	0.6	1.1	1.1	1.3	1.7	2.3
Portion of rent expense representing interest	7.3	13.9	14.6	14.8	13.8	14.6
Earnings from equity investments	0.8	3.5	(2.7)	3.8	1.1	(1.9)

EARNINGS	$494.0	$922.5	$1,108.9	$880.9	$611.4	$511.9

COMPUTATION OF FIXED CHARGES:
Interest expense, net of capitalized interest	$66.5	$119.9	$111.3	$123.6	$124.3	$128.6
Amortization of debt issuance costs	0.6	1.1	1.1	1.3	1.7	2.3
Portion of rent expense representing interest	7.3	13.9	14.6	14.8	13.8	14.6
Capitalized interest	0.8	1.8	4.5	4.7	4.6	1.4

FIXED CHARGES	$75.2	$136.7	$131.5	$144.4	$144.4	$146.9

RATIO OF EARNINGS TO FIXED CHARGES	6.57	6.75	8.43	6.10	4.23	3.48